Exhibit 99.1

NewsRelease

TransCanada Does Not Endorse Mini-Tender Offer by TRC Capital

CALGARY, Alberta - August 16, 2018 - News Release - TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) has been notified of an unsolicited mini-tender offer by TRC Capital Corporation (TRC Capital) to purchase up to 2,500,000 common shares of TransCanada, representing approximately 0.28 per cent of TransCanada's outstanding common shares at a price of CDN $55.35 per common share. TransCanada does not endorse this unsolicited mini-tender offer.

Shareholders are cautioned that the mini-tender offer has been made at a 4.32 per cent discount to the closing price of TransCanada's common shares on the Toronto Stock Exchange on August 14, 2018, the last trading day before the mini-tender offer was announced.

Any person considering tendering to the offer should consult his or her financial advisor.

TransCanada does not endorse TRC Capital's unsolicited mini-tender offer and is not associated with TRC Capital, the mini-tender offer, or the offer documentation. TRC Capital has made similar unsolicited mini-tender offers for shares of other companies.

According to TRC Capital's offer documents, TransCanada shareholders who have already tendered their shares may withdraw their shares at any time before 12:01 a.m. (EDT) on September 14, 2018, by following the procedures described in the offer documents.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates one of the largest natural gas transmission networks that extends more than 91,900 kilometres (57,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is a leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in approximately 6,100 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extends approximately 4,900 kilometres (3,000 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com to learn more, or connect with us on social media.

FORWARD-LOOKING INFORMATION

This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to

Shareholders dated August 2, 2018 and 2017 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:
Grady Semmens
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Inquiries:
David Moneta / Duane Alexander
403.920.7911 or 800.361.6522